UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

Commission File Number   001-40500

ZIMMER ENERGY TRANSITION ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

9 West 57th Street, 33rd Floor

New York, New York 10019

(212) 371-8688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one Warrant to purchase one share of Class A common stock

Class A common stock, par value $0.0001 per share

Warrants, exercisable for one share of Class A common stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock and one-third of one Warrant to purchase one share of Class A common stock: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Warrants, exercisable for one share of Class A common stock for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Zimmer Energy Transition Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ZIMMER ENERGY TRANSITION ACQUISITION CORP.

Date:	June 26, 2023	By:	/s/ Jonathan Cohen
		Name:	Jonathan Cohen
		Title:	Chief Financial Officer